--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                  SCHEDULE TO
                                 (RULE 14d-100)

                      TENDER OFFER STATEMENT UNDER SECTION
          14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                           JOHNS MANVILLE CORPORATION
                       (Name of Subject Company (Issuer))

                      J ACQUISITION CORPORATION (OFFEROR)
                    BERKSHIRE HATHAWAY INC. (OFFEROR PARENT)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   478129109
                     (CUSIP Number of Class of Securities)

                               ----------------

                                MARC D. HAMBURG
                                 VICE PRESIDENT
                            BERKSHIRE HATHAWAY INC.
                               1440 KIEWIT PLAZA
                                OMAHA, NE 68131
                           TELEPHONE: (402) 346-1400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                               ----------------

                                    COPY TO:
                            R. GREGORY MORGAN, ESQ.
                           MUNGER, TOLLES & OLSON LLP
                             355 SOUTH GRAND AVENUE
                             LOS ANGELES, CA 90071
                           TELEPHONE: (213) 683-9100

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*  AMOUNT OF FILING FEE
----------------------  --------------------
$1,724,196,708                      $344,840
----------------------  --------------------

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 132,630,516 shares of the outstanding common stock, par value $0.01 per share, of the Subject Company ("Subject Company Common Stock") at an offer price of $13.00 per share. The number of outstanding shares of Subject Company Common Stock has been calculated by subtracting the 4,786,900 shares of Subject Company Common Stock beneficially owned by Offeror Parent from the 137,417,416 shares of Subject Company Common Stock outstanding as of December 28, 2000.

[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.

Form or Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.

[_]issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by J Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Berkshire Hathaway Inc., a Delaware corporation ("Berkshire"). This Schedule TO relates to the offer by Purchaser to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Johns Manville Corporation, a Delaware corporation (the "Company"), at a purchase price of $13.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-11 of this Schedule TO. The Agreement and Plan of Merger, dated as of December 19, 2000, among the Company, Purchaser, and Berkshire, a copy of which is attached as Exhibit (d)(1) hereto and the Stockholder Agreement, dated as of December 19, 2000, among Berkshire, Purchaser and the Manville Personal Injury Settlement Trust, a copy of which is attached as Exhibit
(d)(2) hereto, are incorporated herein by reference with respect to Items 5 and 11 of Schedule TO.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

  None of Berkshire, Purchaser nor, to the best of their knowledge, any of the persons listed on Schedule I to the Offer to Purchase has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

ITEM 12. EXHIBITS.

  (a)(1) Offer to Purchase, dated December 29, 2000.

  (a)(2) Form of Letter of Transmittal.

  (a)(3) Form of Notice of Guaranteed Delivery.

  (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(6) Text of joint press release issued by Berkshire and the Company dated December 20, 2000 (incorporated by reference from the Tender Offer Statement on Schedule TO filed by Berkshire with the Securities and Exchange Commission on December 20, 2000).

  (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(8) Form of summary advertisement, dated December 29, 2000.

  (b) None.

  (c) Not applicable.

  (d)(1) Agreement and Plan of Merger, dated as of December 19, 2000, among Berkshire, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 22, 2000).

  (d)(2) Stockholder Agreement, dated as of December 19, 2000, among Berkshire, Purchaser and the Manville Personal Injury Settlement Trust (incorporated herein by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 22, 2000).

  (d)(3) Amended and Restated Tax Matters and Amended Trust Relationship Agreement, dated as of December 19, 2000, by and between the Company and the Manville Personal Injury Settlement Trust

(incorporated herein by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 22, 2000).

  (d)(4) Share Purchase Agreement, dated as of December 19, 2000, by and between the Company and the Manville Personal Injury Settlement Trust (incorporated herein by reference to Exhibit 2.4 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 22, 2000).

  (d)(5) Letter Agreement, dated as of December 19, 2000, by and between the Company and the Manville Personal Injury Settlement Trust (incorporated herein by reference to Exhibit 4 to Amendment No. 18 to the Schedule 13D filed by the Manville Personal Injury Settlement Trust with the Securities and Exchange Commission on December 22, 2000).

  (e) Not applicable.

  (f) Not applicable.

  (g) None.

  (h) None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

  Not applicable.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          J ACQUISITION CORPORATION

                                                   /s/ Marc D. Hamburg
                                          By: _________________________________
                                             Name: Marc D. Hamburg
                                             Title: President, Secretary and
                                             Treasurer


                                          BERKSHIRE HATHAWAY INC.

                                                   /s/ Marc D. Hamburg
                                          By: _________________________________
                                             Name: Marc D. Hamburg
                                             Title: Vice President and Chief
                                             Financial Officer

Dated: December 29, 2000

                                 EXHIBIT INDEX

(a)(1) Offer to Purchase, dated December 29, 2000.

(a)(2) Form of Letter of Transmittal.

(a)(3) Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Text of joint press release issued by Berkshire and the Company dated December 20, 2000 (incorporated by reference from the Tender Offer Statement on Schedule TO filed by Berkshire with the Securities and Exchange Commission on December 20, 2000).

(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(8) Form of summary advertisement, dated December 29, 2000.

(d)(1) Agreement and Plan of Merger, dated as of December 19, 2000, among Berkshire, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 22, 2000).

(d)(2) Stockholder Agreement, dated as of December 19, 2000, among Berkshire, Purchaser and the Manville Personal Injury Settlement Trust (incorporated herein by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 22, 2000).

(d)(3) Amended and Restated Tax Matters and Amended Trust Relationship Agreement, dated as of December 19, 2000, by and between the Company and the Manville Personal Injury Settlement Trust (incorporated herein by reference to
Exhibit 2.2 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 22, 2000).

(d)(4) Share Purchase Agreement, dated as of December 19, 2000, by and between the Company and the Manville Personal Injury Settlement Trust (incorporated herein by reference to Exhibit 2.4 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 22, 2000).

(d)(5) Letter Agreement, dated as of December 19, 2000, by and between the Company and the Manville Personal Injury Settlement Trust (incorporated herein by reference to Exhibit 4 to Amendment No. 18 to the Schedule 13D filed by the Manville Personal Injury Settlement Trust with the Securities and Exchange Commission on December 22, 2000).

                                       6